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Exhibit 99.3

FOR IMMEDIATE RELEASE

DRAGONWAVE ANNOUNCES FINANCIAL RESULTS FOR
FOURTH QUARTER AND FULL FISCAL YEAR 2012

        OTTAWA, Canada, May 3, 2012 — DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced financial results for the fourth quarter and full fiscal year 2012, ended February 29, 2012. All figures are in U.S. dollars and were prepared in accordance with U.S. generally accepted accounting principles.

        Revenue for the fourth quarter of fiscal year 2012 was $9.2 million, compared with $11.8 million in the third quarter of fiscal year 2012 and $15.1 million in the fourth quarter of fiscal year 2011. Revenue from customers within North America was $4.8 million, compared with $8.2 million in the third quarter of this fiscal year and $10.2 million in the fourth quarter of fiscal year 2011. DragonWave had 2 customers who each contributed more than 10% of revenue in the fourth quarter.

        Gross margin for the fourth quarter of fiscal year 2012 was 13%, compared with 41% in the third quarter of fiscal year 2012 and 29% in the fourth quarter of fiscal year 2011. The gross margins in the fourth quarters of fiscal years 2012 and 2011 reflect the inclusion of inventory impairment provisions of $1.7 million and $2.0 million respectively.

        Net and comprehensive loss applicable to shareholders in the fourth quarter of fiscal year 2012 was $13.4 million or ($0.38) per basic and diluted share. This compares to a net and comprehensive loss applicable to shareholders of $8.0 million or ($0.23) per basic diluted share in the third quarter of fiscal year 2012 and net loss of $8.9 million or ($0.25) per basic and diluted share in the fourth quarter of fiscal year 2011.

        "Earlier today, in a separate press release, we announced a transformational event for DragonWave — the amended agreement between DragonWave and Nokia Siemens Networks for DragonWave to acquire the Nokia Siemens Networks' microwave transport business and associated operational support system and support functions," said DragonWave President and CEO Peter Allen. "In addition, through this strategic partnership, DragonWave becomes the preferred strategic supplier of packet microwave solutions and related products to Nokia Siemens Networks, and the companies will jointly coordinate technology development activities.

        "Nokia Siemens Networks is a leading global supplier of complete solutions for broadband mobile networks. The company is demonstrating strong momentum with numerous new LTE customer wins," continued Mr. Allen. "Industry-best high-capacity packet microwave backhaul from DragonWave will form a key component and strategic advantage of NSN's complete solution for broadband mobile networks."

        Cash, cash equivalents, restricted cash, and short-term investments totaled $53.0 million at the end of the fourth quarter of fiscal year 2012, compared to $60.2 million at the end of the third quarter, and $89.7 million at the end of the fourth quarter of fiscal year 2011.

        Revenue for the full fiscal year 2012 was $45.7 million, compared with $118.0 million for the prior fiscal year. Net and comprehensive loss applicable to shareholders for the full fiscal year 2012 was $33.5 million or ($0.94) per basic and diluted share.

Revenue Outlook for First Quarter Fiscal Year 2013

        DragonWave expects revenue for the first quarter of fiscal year 2013 to be in the range of $12 million to $14 million.

Webcast and Conference Call Details:

        The DragonWave management team will discuss the results on a webcast and conference call beginning at 8:30 a.m. Eastern Time today, May 3, 2012.

        The live webcast and presentation slides will be available at the Investor Relations section of the DragonWave website at: http://investor.dragonwaveinc.com/events.cfm

        An archive of the webcast will be available at the same link.

        Conference call dial-in numbers:

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  Toll-free North America: (877) 312-9202

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  International: (408) 774-4000

U.S. Filings

        DragonWave has filed its Form 40-F with the U.S. Securities and Exchange Commission (SEC). A copy of the Form 40-F is available on the DragonWave investor website at http://investor.dragonwaveinc.com/.

        DragonWave shareholders may request a printed copy of the complete audited financial statements, free of charge, at http://investor.dragonwaveinc.com/contactus.cfm, or by regular mail at Shareholder Services, DragonWave Inc., 411 Legget Drive, Suite 600, Ottawa, Ontario, K2K 3C9.

About DragonWave

        DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave's carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave's products is wireless network backhaul. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave's corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America. For more information, visit http://www.dragonwaveinc.com.

        DragonWave® is a registered trademark of DragonWave Inc.

Forward-Looking Statements

        Certain statements in this release, including the estimate of the revenue range for the first quarter of fiscal year 2013 and the statements regarding the transactions involving Nokia Siemens Networks (the "NSN Transactions"), constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws. These statements are subject to certain assumptions, risks and uncertainties. Material factors and assumptions used to develop revenue estimates include DragonWave's expectations regarding: the network deployment plans of its existing and new customers, and the volume and timing of orders, shipments and revenue recognition. The NSN Transactions are subject to closing conditions, including no material adverse effect. Material factors and assumptions relating to the NSN Transactions include the parties' beliefs regarding the industry and markets in which the parties operate; successful completion of the proposed transaction; and expectations regarding potential synergies and prospects for the business if the transaction is closed. The NSN Transactions are subject to risks, including: the risks that the parties will not proceed with the transactions for any reason; that the ultimate terms of the transactions will differ from those that are currently contemplated; that if the transactions are completed, that expected synergies will not materialize; that unexpected costs will be incurred to integrate the business; or that end-customer demand will not meet expectations. In particular, the completion of the NSN Transactions is subject to a number of terms and conditions, including, without limitation, no occurrence of a material adverse effect. These conditions to the transaction may not be satisfied, in which case the NSN Transactions could be modified, restructured or terminated. Material risks and uncertainties following closing of the NSN Transactions are described under the heading "Risks and Uncertainties" in the MD&A dated May 3, 2012 and material risks and uncertainties related to acquisitions generally are described on pages 20 and 21 of the Company's Annual Information Form, dated May 4, 2011. Readers are cautioned not to place undue reliance on forward-looking statements. These statements are provided to assist external stakeholders in understanding DragonWave's expectations as of the date of this release and may not be appropriate for other purposes. Actual results, performance, achievements or developments of DragonWave may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors, in addition to those detailed above, that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in DragonWave's Annual Information Form dated May 4, 2011 and other public documents filed by DragonWave with Canadian and United States securities regulatory authorities, which are available at www.sedar.com and www.sec.gov, respectively, and include the following:

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  DragonWave's growth is dependent on the development and growth of the market for high-capacity wireless communications services.

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  DragonWave relies on a small number of customers for a large percentage of its revenue and DragonWave's future growth depends on the success of its customer diversification efforts.

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  Network deployment plans by DragonWave's existing and potential customers are capital intensive and the timing of such deployments is affected by such customers' access to capital.

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  DragonWave faces intense competition from several competitors and if it does not compete effectively with these competitors, its revenues may not grow and could decline. DragonWave also faces competition from indirect competitors.

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  DragonWave relies on its suppliers to supply components for its products and the Company is exposed to the risk that these suppliers will not be able to supply components on a timely basis, or at all.

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  DragonWave's success depends on its ability to develop new products and enhance existing products.

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  DragonWave's quarterly revenue and operating results can be difficult to predict and can fluctuate substantially.

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  If DragonWave is required to change its pricing models to compete successfully, its margins and operating results may be adversely affected.

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  DragonWave has a lengthy and variable sales cycle.

        DragonWave assumes no obligation to update or revise any forward-looking statements or forward-looking information, whether because of new information, future events or otherwise, except as expressly required by law.

Investor Contact:	Media Contact:
John Lawlor VP, Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-895-7000	Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262

CONSOLIDATED BALANCE SHEETS

Expressed in US $000's except share amounts

	As at February 29, 2012	As at February 28, 2011
Assets
Current Assets
Cash and cash equivalents	52,798	77,819
Restricted cash	177	714
Short term investments	—	11,181
Trade receivables	9,850	11,579
Inventory	26,994	28,204
Other current assets	5,501	5,306
Future income tax asset	69	553

	95,389	135,356
Long Term Assets
Property and equipment	5,280	7,560
Future income tax asset	1,308	808
Intangible assets	6,217	14,929
Goodwill	11,927	11,927

	24,732	35,224
Total Assets	120,121	170,580

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	12,720	15,967
Deferred revenue	723	1,453
Contingent royalty	372	622
Contingent consideration	1,884	14,622

	15,699	32,664
Long Term Liabilities
Contingent royalty	1,292	3,290
Other long term liabilities	1,063	1,999

	2,355	5,289
Commitments
Shareholders' equity
Capital stock	172,264	171,570
Contributed surplus	4,606	2,642
Deficit	(65,448)	(31,967)
Accumulated other comprehensive loss	(9,695)	(9,618)

Total Shareholder's equity	101,727	132,627
Non-controlling interests	340	—

Total Equity	102,067	132,627
Total Liabilities and Shareholder's equity	120,121	170,580

Shares issued & outstanding	35,586,206	35,421,893

CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)

Expressed in US $000's e and per share amounts

	Three months ended		Year ended
	February 29, 2012	February 28, 2011	February 29, 2012	February 28, 2011
REVENUE	9,150	15,105	45,656	118,010
Cost of sales	8,006	10,697	29,255	67,460

Gross profit	1,144	4,408	16,401	50,550

EXPENSES
Research and development	5,400	5,952	24,023	19,056
Selling and marketing	3,585	3,964	15,307	17,303
General and administrative	4,735	3,332	16,528	11,785
Government assistance	—	(144)	(902)	(390)

	13,720	13,104	54,956	47,754

Income (loss) before amortization of intangible assets and other items	(12,576)	(8,696)	(38,555)	2,796
Amortization of intangible assets	(373)	(472)	(1,986)	(893)
Accretion expense	(38)	(271)	(650)	(393)
Interest income	39	37	393	233
Investment gain	46	(161)	67	7
Impairment of intangible assets	—	—	(8,315)	—
Gain on change in estimate of contingent liabilities	623	—	15,146	—
Foreign exchange gain	218	536	100	678

Income (loss) before income taxes	(12,061)	(9,027)	(33,800)	2,428
Income tax expense (recovery)	1,354	(145)	(104)	421

Net Income (loss)	(13,415)	(8,882)	(33,696)	2,007
Net Loss Attributable to Non-Controlling Interest	47	—	215	—

Net Income (loss) applicable to shareholders	(13,368)	(8,882)	(33,481)	2,007
Foreign currency translation differences for foreign operations	2	—	77	—

Comprehensive Income (Loss) applicable to shareholders	(13,370)	(8,882)	(33,558)	2,007
Income (loss) per share
Basic	(0.38)	(0.25)	(0.94)	0.06
Diluted	(0.38)	(0.25)	(0.94)	0.05
Weighted Average Shares Outstanding
Basic	35,573,810	35,208,606	35,506,689	35,812,507
Diluted	35,573,810	35,208,606	35,506,689	36,741,961

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in US $000's

	Three months ended		Year ended
	February 29, 2012	February 28, 2011	February 29, 2012	February 28, 2011
Operating Activities
Net Income (Loss)	(13,415)	(8,882)	(33,696)	2,007
Items not affecting cash
Amortization of property and equipment	857	796	3,370	2,895
Amortization of intangible assets	373	445	1,986	893
Accretion expense	38	271	650	393
Non cash royalty amortization	(67)	(140)	(490)	(266)
Impairment of intangible assets	—	—	8,315	—
Gain on change in estimate of contingent liabilities	(623)	—	(15,146)	—
Stock-based compensation	415	451	1,964	1,410
Unrealized foreign exchange loss	(92)	(156)	38	134
Non cash future income tax expense (recovery)	1,416	235	(42)	358
Inventory impairment	1,741	2,097	2,020	3,285

	(9,357)	(4,883)	(31,031)	11,109
Changes in non-cash working capital items	3,203	(1,052)	(3,437)	(12,301)

	(6,154)	(5,935)	(34,468)	(1,192)

Investing Activities
Acquisition of property and equipment	(147)	(631)	(1,090)	(3,839)
Acquisition of intangible assets	(1,095)	(330)	(1,589)	(867)
Acquisition of Axerra Networks Inc., net of cash acquired	—	—	—	(8,700)
Purchase of short term investments	—	(11,513)	(22,432)	(135,480)
Maturity of short term investments	2,123	47,431	33,613	132,378

	881	34,957	8,502	(16,508)

Financing Activities
Share repurchase	—	—	—	(10,738)
Initial formation contribution by non-controlling interest in DW-HFCL	—	—	555	—
Issuance of common shares net of issuance costs	55	762	505	1,115

	55	762	1,060	(9,623)

Effect of foreign exchange on cash and cash equivalents	89	156	(115)	(134)
Net decrease in cash and cash equivalents	(5,129)	29,940	(25,021)	(27,457)
Cash and cash equivalents at beginning of period	57,927	47,879	77,819	105,276

Cash and cash equivalents at end of period	52,798	77,819	52,798	77,819

Cash paid during the period for interest	—	—	—	194

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  Exhibit 99.3
DRAGONWAVE ANNOUNCES FINANCIAL RESULTS FOR FOURTH QUARTER AND FULL FISCAL YEAR 2012
CONSOLIDATED BALANCE SHEETS Expressed in US $000's except share amounts
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) Expressed in US $000's e and per share amounts
CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in US $000's